UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ICAGEN, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

45104P104

(CUSIP Number)

Dominique Sémon
Merlin BioMed Private Equity Advisors, LLC
424 West 33rd Street, Suite 520,
New York, NY  10001
Telephone: (646) 227-5200

With a copy to:

Robert M. Katz
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 848-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45104P104	Page 2 of 9 Pages

1		NAME OF REPORTING PERSON Merlin BioMed Private Equity Advisors, LLC (IRS No. 13-4178606)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 750,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 750,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 9 Pages

SCHEDULE 13D

CUSIP No. 45104P104	Page 3 of 9 Pages

1		NAME OF REPORTING PERSON Merlin Nexus III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 750,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 750,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 9 Pages

SCHEDULE 13D

CUSIP No. 45104P104	Page 4 of 9 Pages

1		NAME OF REPORTING PERSON Dominique Sémon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 750,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 750,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 4 of 9 Pages

ITEM 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 (the “Common Stock”), of Icagen, Inc., a Delaware corporation (the “Issuer”).  The principal business address of the Issuer is 4222 Emperor Boulevard, Suite 350, Durham, NC 27703.

ITEM 2.	Identity and Background

This statement is being filed by Merlin BioMed Private Equity Advisors, LLC, a Delaware limited liability company (“Merlin”), Merlin Nexus III, L.P., a Delaware limited partnership (“Merlin Nexus”), and Dominique Sémon, a citizen of Switzerland (together with Merlin and Merlin Nexus, the “Reporting Persons”).

The address of the principal business office of the Reporting Persons is 424 West 33rd Street, Suite 520, New York, NY 10001.

The principal business of Merlin is to act as the investment manager of Merlin Nexus and other affiliated funds.  The principal business of Merlin Nexus is to make, hold and dispose of equity and equity-related investments, principally in the life science industry.  The principal occupation of Dominique Sémon is serving as the managing member of Merlin.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

Merlin advises a number of client accounts, including Merlin Nexus, which purchased an aggregate of 750,000 shares of Common Stock for a total consideration of $2,192,606.56 derived from the capital of Merlin Nexus.

ITEM 4.	Purpose of Transaction

On July 20, 2011, the Issuer issued a press release describing a proposed acquisition of the Issuer by Pfizer Inc. (“Pfizer”) pursuant to which Pfizer and/or one or more of its affiliates would acquire all of the outstanding shares of the Common Stock not held by it in a tender offer for a per share consideration of $6.00 in cash (the “Proposed Transaction”).  Upon an analysis of the terms of the Proposed Transaction, the Reporting Persons concluded that the Proposed Transaction undervalues the Issuer and is not in the best interests of all stockholders.

On July 28, 2011, Merlin Nexus and New Leaf Ventures Partners, L.L.C. (“New Leaf”) jointly delivered a letter (the “Joint Letter”) to the Issuer’s Board of Directors and issued a press release (the “Press Release”).  The Joint Letter states the Proposed Transaction undervalues the Issuer and states the belief that the Proposed Transaction is not in the best interests of all stockholders.  The Joint Letter further states that each of the Reporting Persons and New Leaf would not tender their shares in the proposed Transaction on the current terms, and are considering other options, including communicating with additional stockholders of the Issuer to share their concerns.  The Reporting Persons disclaim beneficial ownership of all shares held by New Leaf and its affiliates.

The references to the Joint Letter and the Press Release in this Schedule 13D are qualified in their entirety by reference to the Joint Letter and the Press Release, copies of which are filed with this Schedule 13D as Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference as if set forth in their entirety.

Page 5 of 9 Pages

The Reporting Persons acquired their shares of Common Stock in the ordinary course of their business.  Prior to the date hereof, the Reporting Persons had on file with the Securities and Exchange Commission a Schedule 13G with respect to their beneficial ownership of Common Stock.  Although the Reporting Persons do not believe that Merlin Nexus’s providing its views or engaging in communications as described above would constitute activities that have the purpose or effect of changing or influencing control of the Issuer, the Reporting Persons are filing this Schedule 13D in order to remove any possible impediment to providing such views or engaging in such communications.

Each of the Reporting Persons intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those enumerated above.

Page 6 of 9 Pages

ITEM 5	Interest in Securities of the Issuer

(a)-(b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2011, there were 7,499,008 shares of Common Stock outstanding as of April 30, 2011.  Based on the foregoing, the 750,000 shares (the “Subject Shares”) of Common Stock beneficially owned by the Reporting Persons represented approximately 10.0% of the shares of the Common Stock issued and outstanding as of such date.

Merlin, as the investment manager to Merlin Nexus, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  By virtue of Dominique Sémon’s position as managing member of Merlin and Merlin Nexus III, LLC, the general partner of Merlin Nexus, Dominique Sémon may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, Dominique Sémon may be deemed to be the beneficial owner of the Subject Shares.

(c) None.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e) Not applicable.

ITEM 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

To the knowledge of the Reporting Persons, except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7	Material to be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit	Description
1.	Joint Letter, dated July 28, 2011 to the Board of Directors of the Issuer.
2.	Press Release, issued July 28, 2011.
3.	Joint Filing Agreement, dated July 29, 2011, between Merlin BioMed Private Equity Advisors, LLC, Merlin Nexus III, L.P. and Dominique Sémon.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 2011

MERLIN BIOMED PRIVATE EQUITY INVESTORS, LLC
By: DOMINIQUE SÉMON, Managing Member

/s/ Dominique Sémon

MERLIN NEXUS III, L.P.
By: MERLIN NEXUS III, LLC., General Partner

/s/ Dominique Sémon
Name:	Dominique Sémon
Title:	Managing Member

/s/ Dominique Sémon
Name:	Dominique Sémon

Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit	Description
1.	Joint Letter, dated July 28, 2011 to the Board of Directors of the Issuer.
2.	Press Release, issued July 28, 2011.
3.	Joint Filing Agreement, dated July 29, 2011, between Merlin BioMed Private Equity Advisors, LLC, Merlin Nexus III, L.P. and Dominique Sémon.

Page 9 of 9 Pages